SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


03025555

Form 11-K


RECEIVED
JUN 3 0 2003

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 *(NO FEE REQUIRED)*

For the year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 *(NO FEE REQUIRED)*

For the transition period from __________ to ________

Commission File No. 1-14161

KeySpan Energy
401(k) Plan For Management Employees
(Full title of the Plan)

KeySpan Corporation
(Name of issuer of the securities held pursuant to the Plan)

One MetroTech Center
Brooklyn, NY 11201-3385
(Address of principal executive office)

KeySpan Energy 401(k) Plan For Management Employees

Independent Auditors' Report

Financial Statements
As of December 31, 2002 and 2001,
Year Ended December 31, 2002
Supplemental Schedules
As of and for the Year Ended December 31, 2002

KEYSPAN ENERGY 401(k) PLAN FOR MANAGEMENT EMPLOYEES

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS:	
Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002	3
Notes to Financial Statements	4-9
SUPPLEMENTAL SCHEDULES:	
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2002	10
Form 5500, Schedule G, Part III - Nonexempt Transactions for the Year Ended December 31, 2002	11
SIGNATURES	12
EXHIBIT INDEX:	
Deloitte & Touche LLP	13

Schedules required under the Employee Retirement Income Security Act of 1974 ("ERISA"), other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com


Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Investment Review Committee of
KeySpan Corporation

We have audited the accompanying statements of net assets available for benefits of the KeySpan Energy 401(k) Plan for Management Employees (the "Plan") as of December 31, 2002 and 2001 and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held at end of year as of December 31, 2002 and (2) nonexempt transactions for the year ended December 31, 2002 are presented for the purpose of additional analysis and are not a required part of the basic 2002 financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 13, 2003

KEYSPAN ENERGY 401(k) PLAN FOR MANAGEMENT EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS:		
Investments, at fair value	$428,787,142	$460,481,410
Participant loans receivable	10,758,775	12,382,544
	439,545,917	472,863,954
Receivables:		
Participant contribution receivable	528,243	638,972
Employer contribution receivable	220,340	272,539
	748,583	911,511
NET ASSETS AVAILABLE FOR BENEFITS	$440,294,500	$473,775,465

See notes to financial statements.

KEYSPAN ENERGY 401(k) PLAN FOR MANAGEMENT EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002

ADDITIONS TO NET ASSETS ATTRIBUTED TO:	
Net investment income (loss):	
Net depreciation on investments	$ (58,181,616)
Interest and dividends	14,741,163
Net investment loss	(43,440,453)
Contributions:	
Participants	27,075,408
Employer	11,702,524
Rollovers	985,689
Total contributions	39,763,621
Total additions	(3,676,832)
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO -	
Benefits paid to participants	(32,510,241)
Net assets transferred in from the Union Plan	2,706,108
NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(33,480,965)
NET ASSETS AVAILABLE FOR BENEFITS:	
BEGINNING OF YEAR	473,775,465
END OF YEAR	$ 440,294,500

See notes to financial statements.

1. DESCRIPTION OF THE PLAN

The following description of the KeySpan Energy 401(k) Plan for Management Employees (the "Plan") available to eligible employees of KeySpan Corporation (the "Company" or "KeySpan"), provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General - The Plan was approved by the shareholders of the Company at the annual meeting of shareholders on February 3, 1983. The Plan provides for eligible employees of the Company and its wholly-owned subsidiaries to become participants of the Plan. All employees are eligible to participate in the Plan immediately upon hire. The recordkeeper, custodian and the trustee of the Plan is the Vanguard Fiduciary Trust Company (the "Vanguard Group" or "Vanguard"). The Plan is a defined contribution plan and is subject to Title I of the Employee Retirement Income Security Act of 1974 ("ERISA").

On September 30, 1999, the Board of Directors of the Company approved the amendment and restatement of the Plan. As a result, the assets of the participants of the former Long Island Lighting Company Capital Accumulation Plan for Management Employees were merged with the Plan.

The Investment Review Committee (the "Committee"), at the meeting held on September 20, 2000, approved the merger of the Eastern Enterprises, Colonial Gas and EnergyNorth 401(k) Plans with the Plan, effective as soon as practicable, following the date of acquisition.

On April 11, 2001, the Committee approved the new Participating Employer List resulting from KeySpan's holding company structure and the acquisition of Eastern Enterprises.

Effective January 1, 2002, the Investment Review Committee approved the following: 1) increase the maximum amount that participants can contribute in accordance with Internal Revenue Service ("IRS") regulations ($11,000 for 2002, increasing by $1,000 each year until 2006); 2) increase the contribution limit to 50% of compensation, up to the IRS maximum limit; 3) allow catch-up contributions for employees age 50 and over; 4) reduce the hardship withdrawal waiting period from 12 months to 6 months; and 5) a new Employee Stock Ownership Plan be created within the 401(k), which allows participants in the Plan to choose to reinvest their dividends in Company Common Stock or to receive the dividends in cash.

On July 2, 2002, KeySpan sold one of its subsidiaries, Midland Enterprises LLC, to Ingram Industries, Inc. Employees under this subsidiary were not eligible to participate in the Plan as of the date of the sale.

On December 19, 2002 the Committee approved the granting of prior service in connection with the employer match, discount eligibility and vesting for the newly purchased Algonquin LNG, Inc.

Contributions - All eligible employees contributing to the Plan will receive employer contributions and a 10% discount on the KeySpan Common Stock Fund ("Company Common Stock") on the first of the month following completion of three months of service. Additionally, all eligible employees will receive matching contributions in the Company Common Stock regardless of where employees choose to invest their contributions. The match and discount amounts may be transferred out of Company Common Stock immediately. There are no holding periods or restrictions with respect to Company Common Stock. All other contributions are participant-directed.

All participants of the Plan may elect to have their compensation reduced by not less than 1% and no more than 50% (in multiples of 1%), not to exceed the limitation imposed by Section 402(g) of the Internal Revenue Code, and contributed to the Plan on the participants' behalf by the Company. Such contributions reduce the amount of the participants' salary subject to current Federal income tax and, subject to applicable laws, state and local income taxes. Such contributions are subject to Social Security taxes.

All contributions under the Plan are held in a trust fund with trustees who are appointed by the Board of Directors and are members of the Committee. The Committee is also the administrative committee of the Plan. The Plan makes available the funds in which participants may invest. Such investment options may be changed from time to time.

Rollover Contributions - If a participant of the Plan receives a lump sum distribution from a qualified savings or profit sharing plan of a previous employer or plan, a "rollover" contribution by the participant of the amount of the lump-sum distribution may be made to the Plan.

Participant Accounts - Individual accounts are maintained for each participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution and discount on Company Common Stock, if applicable, and allocations of (1) Company discretionary contributions and (2) Plan earnings, and charged with an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account as provided in the plan document.

Vesting and Forfeitures - Participants will be 100% vested in employer match and discount contributions on the earlier to occur of (i) the participant's completion of three (3) years of service with the Company, (ii) the participant's retirement from the Company or (iii) the death of the participant. A participant will be 100% vested immediately in his or her deferred cash contributions, rollover/transfer contributions, and earnings thereon, if any. If a participant does not vest, such participant will forfeit the match and discount, and any earnings thereon into a forfeiture account. The forfeiture account is maintained by Vanguard and is used to reduce future employer contributions and Plan expenses.

Effective with the date of acquisition, an employee who was a participant of Eastern Enterprises, Colonial Gas and EnergyNorth (and all subsidiaries of the aforementioned companies that participate in the Plan) will be 100% vested in matching contributions made on the participant's behalf, including discount on Company Common Stock and discount on dividends attributable to such stock. An employee who was hired after this date will be subject to the current KeySpan vesting schedule.

Investments – Certain participants have an opportunity to acquire shares of Company Common Stock ($.01 par value) at a 10% discount. In addition to Company Common Stock, participants may invest in other investment options (collectively, the "Funds").

At the direction of the participants, Plan assets are invested in the KeySpan Common Stock Fund, and/or one or more of the following Funds from the Vanguard Group, namely: Vanguard Windsor Fund, Vanguard 500 Index Fund, Vanguard Retirement Savings Trust, Vanguard Explorer Fund, Vanguard LifeStrategy Conservative Growth Fund, Vanguard LifeStrategy Moderate Growth Fund, Vanguard LifeStrategy Growth Fund, Vanguard Windsor II Fund, Vanguard PRIMECAP Fund, Vanguard International Growth Fund, Vanguard Total Bond Market Index Fund, Vanguard U.S. Growth Fund. Participants should refer to the applicable Fund's prospectus for a complete description of the Fund.

Participant Loans - Participants may borrow a minimum of $1,000 and a maximum amount not to exceed the lesser of $50,000 or 50% of the participants' account balance from the Plan (only employee deferred cash contributions, rollover/transfer contributions and earnings thereon are used to determine the maximum loan amount that can be taken). Currently, no more than two loans are allowed outstanding at the same time. General purpose loans are payable over a period not to exceed five years, and bear interest at the prime rate plus 1% (the prime rate at the time the loan is requested). Currently, participants may also amortize a loan for their primary residence over a fifteen-year period, which bears interest at the prime rate plus 1%. The loans are secured by the participants' interest in the Plan.

Payment of Benefits - On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested account, or annual installments. For termination of service for other reasons, a participant may receive the value of the participant's vested account as a lump-sum distribution.

Trustees - The Vanguard Fiduciary Trust Company was appointed to act as the trustee under the Plan to receive and hold Company Common Stock and the investment of contributions in the other funds as described herein and in the plan document. Pursuant to a trust document executed by the trustee, the trustee is subject to the same fiduciary responsibility to the Plan's participants as an independent trustee. The Investment Review Committee continues to be the plan administrator and trustee for the KeySpan Energy Preferred and Sub Stock Funds.

Plan Termination - Although the Company has not expressed any intent to do so, it may terminate the Plan at any time. In the event of Plan termination, the accounts of all participants affected shall become fully vested and nonforfeitable. Assets remaining in the trust fund will be distributed to the participants and beneficiaries in proportion to their respective account balances.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan provides for various investment options. The Plan's mutual funds invest in various securities including U.S. Government securities, corporate debt instruments and corporate stocks. Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amount reported in the statement of net assets available for plan benefits.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of mutual funds and common and collective trusts are valued at quoted market prices, which represent the net asset value of shares held by the Plan on the last business day of the year.

Amounts for securities that have no quoted market price represent estimated fair value. Many factors are considered in arriving at that fair value. The approximate value of the KeySpan Common Stock Fund is the quoted market price of the company's common stock. The KeySpan Common Stock fund is divided into fund units. Each unit represents a portion of ownership in the fund and consists primarily of shares of Company Common Stock and a small cash balance so that transactions can be processed daily. Investments in the KeySpan SubStock, which are not publicly traded, are obtained from independent outside appraisals. The KeySpan Preferred Stock is not publicly traded, is recorded at par value of $100 and pays a 6% dividend semi-annually.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date.

The loans to participants are the total outstanding principal balance due from participants for loans taken from individual accounts.

Administrative Expenses - Expenses for the administration of the Plan are paid for either by the plan sponsor or the Plan as stated in the plan document. KeySpan and its subsidiaries are charged for their expenses related to administration of the Plan as well as for matching contributions and discounts on Company Common Stock.

Payment of Benefits - Benefits to participants are recorded when paid.

3. INVESTMENTS EXCEEDING 5% OF NET ASSETS

The following investments represent five percent or more of the Plan's net assets available as of December 31, 2002 and 2001:

	2002	2001
KeySpan Stock Funds -		
*KeySpan Common Stock Fund, 2,864,686 and 2,674,730 units, respectively**	$ 100,665,054	$ 92,492,164
Common and Collective Trust -		
Vanguard Retirement Savings Trust, 95,194,237 and 85,939,561 shares, respectively**	95,194,237	85,939,561
Mutual Funds:		
Vanguard PRIMECAP Fund, 1,473,990 and 1,506,762 shares, respectively**	56,984,447	77,628,361
Vanguard 500 Index Fund, 398,537 and 376,536 shares, respectively**	32,341,270	39,871,448
Vanguard Windsor Fund, 2,669,752 and 2,937,535 shares, respectively**	32,037,019	45,943,046
Vanguard Windsor II Fund, 1,258,098 and 1,195,093 shares, respectively**	26,168,436	30,582,431
Vanguard Total Bond Market Index Fund, 2,519,015 and 1,719,211 shares, respectively**	26,147,379	17,432,801

*Nonparticipant-directed
**Permitted party-in-interest

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $58,181,616 as follows:

KeySpan Common Stock	$ 1,633,968
KeySpan SubStock	179,929
Mutual funds	(59,995,513)
	$ (58,181,616)

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments for the year ended December 31, 2002 are as follows:

KeySpan Common Stock Fund:	
Net assets, beginning of year	$ 92,492,164
Changes in net assets:	
Net appreciation in investment	1,633,968
Dividend income	4,966,532
Employer contributions	11,699,795
Participant contributions	11,310,370
Participant loan repayments	2,935,097
Net assets transferred in	738,632
Benefits paid to participants	(3,253,448)
Participant loan withdrawals	(1,327,522)
Transfers to participant-directed investments	(20,530,534)
Net change	8,172,890
Net assets, end of year	$ 100,665,054

5. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the plan administrator by a letter dated January 5, 2003, that the Plan is qualified and the Trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision of income taxes has been included in the Plan's statement of changes in net assets available for benefits.

6. RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and a common and collective trust managed by the asset custodian, the Vanguard Group, as defined by the Plan and therefore these transactions qualify as party-in-interest transactions. The Plan's investment in Company Common Stock during the Plan year ended December 31, 2002 and 2001, are also party-in-interest transactions. Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan. These party-in-interest transactions are not deemed prohibited because they are covered by statutory and administrative exemptions from the Code and the rules and prohibited transactions of ERISA.

At December 31, 2002 and 2001, the Plan held 2,864,686 units and 2,674,730 units, respectively, of common stock of KeySpan Energy Corporation, the sponsoring employer, with a cost basis of $86,273,695 and $76,874,010, respectively. During the year ended December 31, 2002, the Plan recorded dividend income of $4,966,532.

7. PARTY-IN-INTEREST TRANSACTION

KeySpan remitted certain March 2002 contributions for thirteen participants totaling $24,617 to the trustee on February 7, 2003, which was later than required by D.O.L. Regulation 2510.3-102. The Company forwarded additional funds in the amount of $2,868 to compensate for participants' lost earnings.

* * * * * *

KEYSPAN ENERGY 401(k) PLAN FOR MANAGEMENT EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, Item 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2002

Identity of Issue, Borrower, Lessor or Similar Party, and Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Number of Units/Shares	Market Value
*Keyspan Common Stock Fund	$ 86,273,695	2,864,686	$ 100,665,054
*Keyspan Preferred Stock Fund	3,393,186	33,932	3,393,216
*Keyspan Sub-Stock	660,197	658,561	900,000
***Vanguard Funds:**			
Vanguard Retirement Savings Trust		95,194,237	95,194,237
Vanguard PRIMECAP Fund		1,473,990	56,984,447
Vanguard 500 Index Fund		398,537	32,341,270
Vanguard Windsor Fund		2,669,752	32,037,019
Vanguard Windsor II Fund		1,258,098	26,168,436
Vanguard Total Bond Market Index Fund		2,519,015	26,147,379
Vanguard LifeStrategy Moderate Growth Fund		1,315,169	18,241,390
Vanguard Explorer Fund		378,596	17,222,344
Vanguard International Growth Fund		475,576	5,783,010
Vanguard U.S. Growth Fund		434,766	5,243,284
Vanguard LifeStrategy Growth Fund		305,892	4,392,604
Vanguard LifeStrategy Conservative Growth Fund		317,742	4,073,452
			428,787,142
*Participant loans receivable (maturing 2003 to 2018 at interest rates of 5.75% to 11.50%)			10,758,775
Total			$439,545,917

*Permitted party-in-interest.

KEYSPAN ENERGY 401(k) PLAN FOR MANAGEMENT EMPLOYEES

FORM 5500, SCHEDULE G, PART III
SCHEDULE OF NONEXEMPT TRANSACTIONS
YEAR ENDED DECEMBER 31, 2002

a) Identity of Party Involved	b) Relationship to Plan or Other Party-In-Interest	c) Description of Transaction d) Current Value of Asset
KeySpan Corporation	Employer/Plan Sponsor	Contributions for thirteen participants were not funded by the 15th business day after the month withheld, as required by D.O.L. Regulation 2510.3-102. March 2002 contributions totaling $24,617 were invested on February 7, 2003 along with earnings of $2,868.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KeySpan Energy 401(k) Plan for
Management Employees

BY: 

Michael J. Taunton
Vice President and Treasurer
KeySpan Corporation

Date: June 26, 2003

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

Exhibit 23.1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-40472 of KeySpan Corporation on Form S-8 of our report dated June 13, 2003, appearing in this Annual Report on Form 11-K of the KeySpan Energy 401(k) Plan for Management Employees for the year ended December 31, 2002.

Deloitte & Touche LLP

June 26, 2003

Deloitte
Touche
Tohmatsu